Exhibit 99.3

Compugen Ltd.
Notice of Special General Meeting of Shareholders
To be Held on September 10, 2013

Notice is hereby given that a Special General Meeting (the “Meeting”) of the shareholders of Compugen Ltd. (the “Company”), an Israeli company, will be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on September 10, 2013 at 10:00 AM (Israel time) for the following purposes:

1.	To approve and adopt new Articles of Association of the Company;

2.	To approve a compensation policy with respect to the terms of office and employment of the Company’s “office holders” (as such term is defined in the Israeli Companies Law, 5759-1999, as amended);

3.
To ratify and approve: (1) the remuneration to be provided to the non-management directors  of the Company; and (2) director and officer liability insurance coverage, the exemption and indemnification of the directors and chief executive officer of the Company and the provision of letters of indemnification and exemption to them;

4.
To approve the grant of options to purchase 60,000 ordinary shares NIS 0.01 nominal (par) value each, to the chairman of the board of directors of the Company and the grant of options to purchase 120,000 ordinary shares NIS 0.01 nominal (par) value each, to the chief executive officer of the Company; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of trading on August 6, 2013, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Two (2) or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate thirty-three and a third percent (33.33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. Should no quorum be present within an hour from the time set for the Meeting, the Meeting shall be adjourned to September 17, 2013, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy card and return it as promptly as possible in the enclosed stamped envelope. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 36(d) of the Company’s articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

The Company urges all of its shareholders to review its most recent Annual Report on Form 20-F and its periodic reports on Form 6-K, which have been filed with the U.S. Securities and Exchange Commission and are available on the Investors section of the Company’s website at www.cgen.com. However, if you wish to be mailed a copy of the Company’s most recent Annual Report on Form 20-F or any other of the Company’s public filings, please send the Company a request through the Company’s website or call Investor Relations at +972-3-765-8585.

Thank you for your cooperation.

By Order of the Board of Directors, /S/ Mr. Martin S. Gerstel Martin S. Gerstel, Chairman of the Board Tel Aviv, Israel August 2, 2013

PROXY STATEMENT

COMPUGEN LTD.

72 Pinchas Rosen Street
Tel Aviv 69512, Israel

Special General Meeting of Shareholders
To be Held on September 10, 2013

The enclosed proxy is being solicited by the board of directors (the “Board”) of Compugen Ltd. (the “Company” or “Compugen”) for use at a Special General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on September 10, 2013 at 10:00 AM (Israel time), or at any postponement or adjournment thereof.

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on August 6, 2013.

As of July 25, 2013 the Company had outstanding 38,365,450 ordinary shares, nominal (par) value of 0.01 New Israeli Shekels (“NIS”) each (the “Ordinary Shares”), each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

Two or more shareholders, present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33.33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. Should no quorum be present within an hour from the time set for the Meeting, the Meeting shall be adjourned to September 17, 2013, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

All proposals set forth in the accompanying Notice of Special General Meeting of Shareholders (the “Notice”) to be presented at the Meeting, require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person, by proxy or by proxy card, and voting thereon, provided that with respect to Items 2, 3, and 4 (i) such majority includes a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company (the "Compensation Majority").

Please note:

Pursuant to the Israel Companies Law, 5759-1999, as amended (the "Companies Law"), in order for your vote with respect to Items 2, 3, and 4 to be counted, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant Item:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a "Relative");

•	any entity in which you or a Relative of yours hold 5% or more of such entity's outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

•	a person voting under a proxy given by you.

In the attached proxy card you will be requested to indicate whether you are a "controlling shareholder" of the Company or whether you have, or any of the persons or entities described above has, a "personal interest", with respect to Items 2, 3 or 4.

If you have not affirmatively indicated on the attached proxy card that you are a "controlling shareholder" of the Company or that you have, or that any of the persons or entities described above has, a "personal interest", your signature on the attached proxy card will certify that you are not a "controlling shareholder" of the Company and that none of the persons or entities described above, including you, has a "personal interest" in Items 2, 3 or 4.

The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 6, 2013. The Company will bear the cost of solicitation of proxies, including preparation, assembly, printing and mailing, and will, upon request, reimburse banks, brokerage firms, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners of Ordinary Shares.

In order to be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy shall be in writing in a form approved by the Company's Board and shall be delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn NY 11219, not less than two (2) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. A proxy card shall be delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, with respect to a proxy - not less than two (2) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting; and with respect to a proxy card, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting, or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the proposals set forth in the Notice. The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table and notes thereto sets forth certain information, as of July 25, 2013 (except as noted below) regarding persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares as well as the Company's directors and other "office holders" (as such term is defined in the Companies Law (the "Office Holders")(1) as a group. As of July 25, 2013, the Company had outstanding 38,365,450 Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Ordinary Shares that may be acquired by an individual or group within 60 days of July 25, 2013, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Martin Gerstel (2)	2,437,100	6.26%
Anat Cohen-Dayag (3)	686,103	1.76%
Directors and other Office Holders as a group (consisting of 14 persons) (4)	4,168,066	10.25%

 (1)       the term "Office Holder" as defined in the Companies Law means a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, as well as a member of the Board or a manager directly subordinate to the general manager or the chief executive officer.In addition to the six members of the Board, the Company defines an additional eight individuals as Office Holders, including the chief executive officer and the chief financial officer of the Company.

(2)        Includes 500,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 619,033 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary and 734,735 shares held in a trust for which Martin Gerstel and his immediate family are the beneficiaries.  Also includes 583,332 shares subject to options that are exercisable as of, or that become exercisable within 60 days of, July 25, 2013.

(3)        Consists of 686,103 shares subject to options that are exercisable as of, or that become exercisable within 60 days of, July 25, 2013.

(4)        See also notes 2 and 3 above. Includes an additional 5,000 shares and 1,039,863 shares subject to options that are exercisable as of, or that become exercisable within 60 days of, July 25, 2013 held by directors and other Office Holders other than Mr. Gerstel and Dr. Anat Cohen-Dayag.

ITEM NO. 1
APPROVAL AND ADOPTION OF NEW ARTICLES OF ASSOCIATION

In light of changes in the Companies Law and in other laws since the adoption of the current form of the Company's Articles of Association (the "Articles") in 2000, certain amendments are being proposed to the Articles.

Following the recommendation and approval of the compensation committee of the Board (the "Compensation Committee") and the audit committee of the Board (the "Audit Committee") and of the Board, the shareholders are being asked to approve the proposed amendments to the Articles as reflected in the amended Articles attached to this Proxy Statement as Exhibit A and to replace the current Articles with the new amended and restated Articles. In Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

The proposed amended Articles incorporate non-substantive changes and clarifications to the current Articles as well as a number of substantive changes. These consist of the following:

(a)
updating the insurance, indemnification and exemption provisions to reflect recent changes in Israeli law by allowing the Company to insure and indemnify directors and other Office Holders for certain legal fees and expenses and certain payments incurred or imposed in administrative proceedings, as well as allowing insurance, indemnification and release of the Company’s directors and other Office Holders to the fullest extent permitted by law;

(b)
allowing the Company to convene a general meeting of shareholders without sending notice to the shareholders but rather by publicizing the convening of general meetings in a manner reasonably determined by the Company;

(c)	clarifying certain notice and publication procedures;

(d)
clarifying that the Board has the authority (without the need to receive shareholder approval) to determine the remuneration of the Company’s independent auditors, as commonly practiced by companies in Israel and in the United States;

(e)
clarifying that all resolutions of shareholders, except with respect to those matters which require a special majority under the Companies Law, but including with respect to those matters which require a special majority under the Companies Law due only to the Company's status as a company that was incorporated prior to the effective date of the Companies Law, require a simple majority of the voting power present and voting at any general meeting of shareholders, as the Company has conducted itself to date;

(f)	providing that certain related party transactions may be approved by committees of the Board if so authorized by the Board; and

(g)	implementing certain other non-substantive changes to the Articles, including correcting certain linguistic inconsistencies and ambiguities.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the current Articles of Association of the Company be, and they hereby are, amended as set forth in Exhibit A to the Company’s Proxy Statement for its September 2013 Special General Meeting of Shareholders and that a consolidated form of the Articles of Association, incorporating all such amendments in an integrated form, be, and it hereby is, adopted and approved.”

The affirmative vote of the holders of a simple majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the above resolution.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolution.

ITEM NO. 2
APPROVAL OF COMPENSATION POLICY

Pursuant to a recent amendment to the Companies Law, which became effective on December 12, 2012 ("Amendment 20"), public companies are required to adopt a compensation policy by September 2013, which sets forth company policy regarding the terms of office and employment of Office Holders, including exemption of the Office Holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance, any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service, and any benefit, other payment or undertaking to provide any payment as aforesaid ("Terms of Office and Employment").

The compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s Office Holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of its operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the Office Holder’s contribution to achieving the company's objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy also requires approval by the shareholders by the Compensation Majority.

To the extent not approved by the shareholders, the compensation committee and the board of directors may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

The term of the Compensation Policy (as defined below) being brought for approval at the Meeting is not limited. However, pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years, generally needs to be brought for approval in accordance with the above procedure every three years.

Following the recommendation of the Compensation Committee, the Board approved, and recommends that shareholders approve, the proposed Compensation Policy for Directors and Officers, in the form attached to this proxy statement as Exhibit B (the "Compensation Policy").

When considering the proposed Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the proposed Compensation Policy, in the form attached as Exhibit B to the Company's Proxy Statement for its September 2013 Special General Meeting of Shareholders.”

The approval of the above resolution requires approval by the Compensation Majority.

The Board of Directors recommends that the shareholders vote "FOR" the proposed resolution.

ITEM NO. 3
DIRECTORS' REMUNERATION; INSURANCE, EXEMPTION AND
INDEMNIFICATION OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

Directors’ Remuneration under the Companies Law

Prior to Amendment 20, arrangements with respect to the Terms of Office and Employment of Office Holders required the approval of a public company's audit committee and board of directors and, with respect to the Terms of Office and Employment of directors, also the approval of the shareholders, generally by a simple majority. Following the adoption of Amendment 20, public companies are required to appoint a compensation committee that replaces the audit committee with respect to the approval of these matters.

Pursuant to Amendment 20, any arrangement between a public company and an Office Holder of the company as to such Office Holder’s Terms of Office and Employment, now generally requires the approval of the company’s compensation committee and board of directors and, with respect to directors, also the company’s shareholders.

In addition, pursuant to Amendment 20, the Terms of Office and Employment of an Office Holder must generally be consistent with the Compensation Policy. See Item 2 above. To the extent the Terms of Office and Employment of directors are consistent with the Compensation Policy, they require shareholder approval by a simple majority and, to the extent they are not consistent with the Compensation Policy, they would require shareholder approval by the Compensation Majority.

External directors may receive compensation solely as provided for in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

Ordinarily, the compensation of external directors may not be changed during their term of office as directors. However, if their compensation is determined relative to that of 'other directors', as such term is defined in the Compensation Regulations, as is the case with respect to the Company's external directors, then in the event of an increase in the compensation payable to such other directors, the compensation payable to the external directors will also automatically be increased so as to equal the average compensation payable to such other directors on an annual or per meeting basis.

Non-Management Directors' Remuneration

The Company’s Audit Committee, Board and shareholders have previously approved the compensation for each of the Company’s non-management directors and the Company's Compensation Committee, Board and shareholders have previously approved the compensation of the Company's external directors as equivalent and relative to the compensation payable to the other non-management directors.

In light of Amendment 20 and in the course of formulating the Compensation Policy, the Compensation Committee and the Board have reviewed the current compensation of the Company's non-management directors and have ratified and approved and are recommending that the shareholders ratify and approve, certain changes thereto. These changes are consistent with the proposed Compensation Policy and provide that the annual fee and the per meeting fees will be denominated in New Israeli Shekel and linked to the Israeli Consumer Price Index as provided for in the Compensation Regulations, that the annual fee be not less than the Minimum Amount (as such term is defined in the Compensation Regulations) that must be paid to external directors of the Company in accordance with the Compensation Regulations and that the method of calculation of the per meeting fees and the mechanism for payment of the annual and per meeting fees will be in accordance with the Compensation Regulations.

Accordingly, the shareholders are being asked to ratify and approve the following compensation as of April 22, 2013, the date of the Company’s 2013 Annual General Meeting (the "2013 AGM"), the date on which the Company’s directors were last appointed, for each of the Company’s current directors and for each additional or other director who may be appointed from time to time in the future and who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director (each a "non-management director"):

(i) an annual fee of NIS 36,452 (equal to $10,134 at the representative rate of exchange on July 15, 2013, the date the Board meeting approving these matters was held, of $1.00 = NIS 3.597), and an additional annual amount of NIS 17,985 (equal to $5,000 at the representative rate of exchange on July 15, 2013 of $1.00 = NIS 3.597) to be paid to non-management directors who serve on one or more committees of the Board (the “Annual Fees”). The above amount of NIS 36,452 was the annual Minimum Amount that must be paid, as of the date of the 2013 AGM and as of the date of this Proxy Statement, to external directors of the Company in accordance with the Compensation Regulations and, at the above exchange rate, reflects an annual increase of $134 over the amount previously approved by the shareholders;

(ii) a per meeting fee of NIS 3,597 (equal to $1,000 at the representative rate of exchange on July 15, 2013 of $1.00 = NIS 3.597) for participation in any Board and/or committee meetings (the "Participation Compensation"), provided that (1) if such participation is by means of communication pursuant to Section 101 of the Companies Law, then such “per meeting” fee shall be 60% of the Participation Compensation; (2) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, then  such “per meeting” fee shall be 50% of the Participation Compensation;

(iii) the Annual Fees and the Participation Compensation will be adjusted bi-annually to reflect changes in the Israeli Consumer Price Index in the manner provided in the Compensation Regulations;

(iv) the Annual Fees shall be paid in four equal installments, and the Participation Compensation shall be remitted to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations; and

(v) a grant of options to purchase 10,000 of the Company’s Ordinary Shares on July 31 of each calendar year (including on July 31, 2013) to each non-management director then serving on the Board, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options will vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted, to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders. Notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company, may be exercised within one year following such termination of office. To the extent legally available and applicable, such equity-based awards will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the "ITO"), under the capital gains route.

VAT will be added to the above compensation in accordance with applicable law.

External Directors' Remuneration

As discussed above, the Company’s Compensation Committee, Board and shareholders, at the 2013 AGM, have previously approved, in accordance with the Companies Law and the Compensation Regulations, that each of the external directors shall be entitled to receive fees in connection with their service as external directors and their participation in Board meetings as well as meetings of committees of the Board equivalent to the compensation payable to other non-management directors, and shall also be eligible to receive options to purchase Ordinary Shares on an annual basis equal to the number of Ordinary Shares subject to the options being granted to each non-management director on terms substantially similar to those described above, provided however that the compensation paid to the Company's external directors shall be no less than the Minimum Amount (as such term is defined in the Compensation Regulations) that must be paid to external directors of the Company in accordance with the Compensation Regulations (as of the date of the 2013 AGM and as of the date of this Proxy Statement, the annual and per meeting Minimum Amount that must be paid to the Company's external directors is NIS 36,452 and NIS 1,828 respectively (approximately $10,134 and $508, respectively, according to the US Dollar-NIS representative exchange rate on July 15, 2013 of $1.00=NIS 3.597). According to the Compensation Regulations, the Minimum Amounts are adjusted twice annually based on the Israeli Consumer Price Index and are a function of the Company's shareholders' equity).

In addition, the Company's Compensation Committee, Board and shareholders, at the 2013 AGM, have previously resolved, in accordance with the Companies Law and the Compensation Regulations, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Compensation Regulations, or grants additional options to purchase Ordinary Shares or other stock-based remuneration to ‘other directors’, each external director will be entitled, without further approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional Ordinary Shares as is equal to the average number of additional Ordinary Shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, or receive such other stock-based remuneration required in order to align their compensation with the average compensation payable, including average stock-based remuneration awarded, to ‘other directors’, as applicable.

Accordingly, upon approval of the above compensation for the Company's non-management directors, the compensation of the external directors of the Company will, to the extent such compensation exceeds the compensation previously approved for the external directors, automatically be changed in order to equal that of the other non-management directors as described above.

Insurance , Exemption and Indemnification of Directors and the Chief Executive Officer

Under the Companies Law, procurement of insurance coverage for an Office Holder of the company, the indemnification of an Office Holder and the exemption of an Office Holder from liability for breach of his or her duty of care to a company form part of the Terms of Office and Employment of an Office Holder and require the approval of the company's compensation committee and board of directors, and, if the Office Holder is a director or chief executive officer, the approval of the company's shareholders. See also the discussion above in this Item 3 under the heading 'Directors Remuneration under the Companies Law' with respect to compliance with the Compensation Policy.

The shareholders have previously approved the procurement of certain insurance coverage with respect to the Company's Office Holders, including its directors (including external directors) and chief executive officer that would provide for up to $15 million in coverage.

In light of Amendment 20, and in the course of formulating the Compensation Policy, the Compensation Committee and the Board have reviewed the directors' and officers' insurance coverage and have resolved to approve, and recommend to the shareholders to approve, the purchase and periodic renewal at the Company's expense, without the need for any further act or approval, of insurance coverage with respect to the liability of its current Office Holders, including its directors and chief executive officer and of any additional or other Office Holders, including any directors or any chief executive officer who may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $15 million in coverage and which will include coverage with respect to any public offering of shares or other securities of the Company. It is also proposed that each of the chairman of the Board and the chief executive officer of the Company, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to obtain, renew and keep in force such insurance.

Additionally, in the course of formulating the Compensation Policy the Compensation Committee and the Board have determined, that in order to help ensure the Company's  continued ability to attract and retain highly qualified directors and highly qualified individuals to serve as chief executive officer, that it would be appropriate as is customary in the United State and in Israel, to exempt and release the current directors and chief executive officer of the Company and any additional or other directors or chief executive officer(s) who may be appointed from time to time in the future, without the need for any further act or approval, including external directors, from liability for breach of his or her duty of care to the Company and to undertake in advance to indemnify them for certain matters, costs and expenses, all as set forth in the form of Indemnification Undertaking and Exemption and Release attached hereto as Exhibit C (the "Letter of Indemnification and Exemption").

Under the proposed Letter of Indemnification and Exemption, the Company's undertaking to indemnify any director or chief executive officer for monetary liabilities or obligations imposed on him or her by a court judgment (including a settlement or an arbitrator's award approved by a court), shall (i) be limited to matters that are connected or otherwise related to those events or circumstances set forth in Schedule A thereto; and shall (ii) not exceed US$5 million in the aggregate for all Office Holders to whom the Company will have approved and granted in advance such indemnification undertaking. The Board has determined, in accordance with Israeli law, that such maximum amount is reasonable under the circumstances and that the events and circumstances specified in said Schedule A are foreseeable in light of the Company's activities as of the date of this Proxy Statement.

The proposed insurance coverage and the proposed Letter of Indemnification and Exemption are consistent with the proposed Compensation Policy.

In order to provide for the indemnification for all matters set forth in the Letters of Indemnification in the form attached hereto as Exhibit C, the Articles of Association must be amended. Such amendment is proposed in Item 1 above.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)	to ratify and approve the remuneration to be provided to the non-management directors of the Company as described above; and

(b)
to ratify and approve the purchase and the periodic renewal, at the expense of the Company, without the need for further act or approval, of insurance coverage in respect of the liability of the Company's Office Holders (as such term is defined in the Israel Company Law, 5759-1999), including its directors and its chief executive officer currently in office, and any additional or other Office Holders, including directors or chief executive officer(s) as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $15 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company and that each of the chairman of the Company's board of directors and the chief executive officer of the Company as shall be in office from time to time and/or any person designated by him or her, be, and each of them hereby is, authorized to obtain, renew and keep in force and effect such insurance; and

(c)
to exempt and release to the maximum extent permitted by law all directors of the Company and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, including with respect to any such breach in their capacity as Office Holders of the Company which occurred prior to the date hereof; and

(d)
that the Company undertake to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the extent, for such matters, costs and expenses and as set forth in the form of Indemnification Undertaking and Exemption and Release attached as Exhibit C to the Company's Proxy Statement for its September 2013 Special General Meeting of Shareholders, including with respect to any acts or omissions made in their capacity as Office Holders prior to the date hereof, all subject to and as set forth in said Exhibit C; and

(e)
to issue letters of indemnification and exemption to all directors and the chief executive officer of the Company currently in office, and to any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, in the form of Exhibit C to the Company's Proxy Statement for its September 2013 Special General Meeting of Shareholders, and that each of the chairman of the Company's board of directors and the chief executive officer of the Company  as shall be in office from time to time and/or any person designated by him or her, be, and each of them hereby is, authorized to execute and deliver any such letters of indemnification and exemption in the name of the Company and on its behalf."

The proposal to ratify and approve the remuneration for directors (proposal (a) above) will be voted on separately.

The approval of the above resolutions requires approval by the Compensation Majority. However, if the Compensation Policy, as described in Item 2 above, is approved at the Meeting, the affirmative vote of a simple majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon will be sufficient to approve the directors' remuneration and the insurance for directors and other Office Holders, other than the chief executive officer, and to approve the exemption and indemnification for directors as set forth above.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4
GRANT OF STOCK OPTIONS TO THE CHAIRMAN OF THE BOARD OF
DIRECTORS AND TO OUR CHIEF EXECUTIVE OFFICER

As discussed above, pursuant to Amendment 20, any arrangement between a public company and a director of the company or the chief executive officer of the company, as to such director's or chief executive officer's Terms of Office and Employment, including any grant of stock options, requires the approval of the company’s compensation committee, board of directors and shareholders. See Items 2 and 3 above.

Grant of Stock Options to the Chairman of the Board of Directors

Mr. Martin Gerstel has an employment agreement with the Company dated March 1, 2010, pursuant to which he serves as Active Chairman of the Board (for more information please review the Company's recent Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 22, 2013 and is available on the Investors section of the Company's website at www.cgen.com). The terms of Mr. Martin Gerstel's employment and service were approved by the Audit Committee, Board and shareholders prior to the effective date of Amendment 20. Any change to such terms will be subject to the approval process and other conditions set forth in Amendment 20.

Under  Mr. Gerstel's employment agreement, he is entitled to a gross monthly salary of NIS 42,000 (approximately $11,670) which will remain at NIS 42,000 regardless of exchange rate fluctuations and to certain other employment terms customary under Israeli law. Mr. Gerstel's employment agreement may be terminated by either party by providing 90 days prior written notice.

Mr. Gerstel also currently holds options to purchase a total of 687,500 Ordinary Shares, of which (i) options to purchase 562,498 shares, with a weighted average exercise price of $1.00 per share, were exercisable on July 25, 2013; and (ii) options to purchase 125,002 shares, with a weighted average exercise price of $4.51 per share, had not vested as of July 25, 2013. Of the unvested options at July 25, 2013, options to purchase 62,502  shares are expected to vest by December 31, 2013 and options to purchase the remaining 62,500 shares are expected to vest during 2014.

The options to purchase the 62,500 shares that vest during 2014 were approved by our shareholders on July 3, 2012.

Mr. Gerstel is not currently entitled to receive the fees and equity-based compensation payable to our non-management directors discussed in Item 3 above. However, in the event of termination of Mr. Gerstel's employment agreement, he will be entitled to receive the remuneration discussed in Item 3 above to the extent and for as long as he will serve as a non-management director of the Company.

The Compensation Committee and the Board of Directors, have approved and are recommending that the shareholders approve the grant to Mr. Gerstel, in his role as Active Chairman, options to purchase an additional 60,000 Ordinary Shares of the Company at an exercise price of $5.445 per share (which was the fair market value when approved by the Board on July 15, 2013). These options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the Company's 2010 Share Incentive Plan (the "2010 Plan") except that the options shall vest on an equal monthly basis during 2016, in such manner that, 1/12 of the options shall vest on the last day of each month during 2016. These options will expire on September 10, 2023, unless they expire earlier in accordance with the terms of the 2010 Plan.

These options will be granted through a trustee under Section 102 of the ITO and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes.

The Company views the date of approval of the grant by the Board as the date of grant for purposes of determining the value of an award for purposes of the proposed Compensation Policy notwithstanding that shareholder approval may be required for certain grants, such as to the chairman of the Board or to the chief executive officer. As of such date, the value of the proposed award to Mr. Gerstel, calculated in accordance with the Black-Scholes option pricing model, was $180,996 and was consistent with the proposed Compensation Policy.

Grant of Stock Options to the Chief Executive Officer of the Company

Dr. Anat Cohen-Dayag has an employment agreement with the Company dated September 2, 2002 (as amended from time to time), pursuant to which she currently serves as the chief executive officer of the Company. The terms of Dr. Anat Cohen-Dayag's employment and service were approved by the Audit Committee and the Board prior to the effective date of Amendment 20. Any change to such terms will be subject to the approval process and other conditions set forth in Amendment 20.

Under  Dr. Cohen-Dayag's employment agreement, (as amended) she is entitled to a gross monthly salary of NIS 82,500 (approximately $22,930) adjusted from time to time, in accordance with periodic cost of living increases (“Tosefet Yoker”), and to certain other employment terms customary under Israeli law. Dr. Cohen-Dayag's employment agreement may be terminated by either party by providing 4 months prior written notice.

Dr. Cohen-Dayag also currently holds options to purchase a total of 972,771 shares, of which: (i) options to purchase 665,269 shares, with a weighted average exercise price of $2.66 per share, were exercisable on July 25, 2013; and (ii) options to purchase 307,502 shares, with a weighted average exercise price of $3.81 per share, had not vested as of July 25, 2013. Of the unvested options at July 25, 2013, options to purchase 62,502 shares are expected to vest by December 31, 2013, options to purchase 125,000 shares are expected to vest during 2014 and options to purchase the remaining 120,000 shares are expected to vest during 2015.

The options to purchase the 120,000 shares that vest during 2015  were granted on August 6, 2012.

The Compensation Committee and the Board of Directors, have approved and are recommending that the shareholders approve the grant to Dr. Anat Cohen-Dayag, in her role as the chief executive officer of the Company, options to purchase an additional 120,000 Ordinary Shares of the Company at an exercise price of $5.445 per share (which was the fair market value when approved by the Board on July 15, 2013). These options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the 2010 Plan except that the options shall vest on an equal monthly basis during 2016, in such manner that, 1/12 of the options shall vest on the last day of each month during 2016. These options will expire on September 10, 2023, unless they expire earlier in accordance with the terms of the 2010 Plan.

These options will be granted through a trustee under Section 102 of the ITO and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes.

As of the date of approval of the above grant by the Board, the value of the proposed award to Dr. Anat Cohen-Dayag, calculated in accordance with the Black-Scholes option pricing model, was $361,992 and was consistent with the proposed Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)	to grant to Mr. Martin Gerstel, the Company’s Chairman of the Board of Directors options to purchase 60,000 Ordinary Shares of the Company at an exercise price of $5.445 per share; and

(b)	to grant to Dr. Anat Cohen-Dayag, the Company’s current chief executive officer options to purchase 120,000 Ordinary Shares of the Company at an exercise price of $5.445 per share.”

The approval of the above resolutions requires approval by the Compensation Majority. However, if the Compensation Policy, as described in Item 2 above, is approved at the Meeting, the affirmative vote of a simple majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon will be sufficient to approve the grant of options to Mr. Martin Gerstel as set forth above.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolutions.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors, /S/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board Tel Aviv, Israel August 2, 2013

Exhibit A

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF COMPUGEN LTD.
("Articles")

PRELIMINARY

1.	Company Name

The name of the Company is "Compugen Ltd." (the "Company").

2.	Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the "Companies Law").

3.	Interpretation

(a)
Unless the subject or the context otherwise requires:  (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include ~~bodies~~ corporate bodies.

(b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

c)
The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.	Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.	Authorized Share Capital

The share capital of the Company is NIS 1,000,000 (one million New Israeli Shekels) divided into 100,000,000 (one hundred million) Ordinary Shares of a nominal value of NIS 0.01 each (the "Ordinary Shares”)."

6.	Ordinary Shares

~~The~~ Ordinary Shares ~~of the Company confer on the holders thereof rights to receive notice of,~~ in respect of which all calls have been fully paid shall confer on their holders the right to attend~~, and vote in meetings of the shareholders,~~ and to vote at, General Meetings (as defined in Article 26(a) below).  Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends~~, rights~~ and to ~~receive a~~participate in the distribution of the assets ~~upon liquidation and certain other rights all as are specified in these Articles~~of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

7.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.	Special Rights; Modifications of Rights

(a)
The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)
(i)             If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate ~~General Meeting~~general meeting of the holders of the shares of such class.

(ii)            The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate ~~General Meeting~~general meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate ~~General Meeting~~general meeting shall be two or more shareholders present in person or proxy and holding not less than thirty-three and a third percent (331/3%) of the issued shares of such class.

(iii)           Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)	The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)	consolidate and divide ~~all or~~ any or all of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)
subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)
cancel any shares, which~~,~~ at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, subject to any authorization or consent required~~,~~ by law.

(b)
With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, theboard of directors of the Company (the "Board" or the "Board of Directors") may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable ~~preference~~ shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)
Share certificates shall bear the stamp or seal of the Company and shall bear the manual or facsimile signature of a member of the Board of Directors (a "Director") and/ or of any other person or persons authorized thereto by the Board of Directors. In the event that any Director or such other authorized person who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Director or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if it were such Director or authorized person at the date of issue.

(b)
Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)
A share certificate registered in the names of two or more persons shall be delivered to the person first named in the ~~Share~~ Register (as defined in Article 24(a) below) in respect of such co-ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be obligated to issue more than one share certificate to the joint holders.

(d)
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors~~may think~~deem fit.

11.           Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right in the entirety thereof to the registered holder.

12.           Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may ~~think~~deem fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may ~~think~~deem fit.

13.           Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share ~~of~~or the person(s) entitled thereto.

 14.          Calls on Shares

(a)
The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)
Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided~~,~~ however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)
If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)
Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part.  No shareholder shall be entitled to receive any dividend or to exercise any privileges as a shareholder until they have paid all calls for the time being due and payable on every share held by them whether alone or jointly with any other person along with interest and expenses, if any.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.	Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.	Forfeiture and Surrender

(a)
~~(a)~~           If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions ~~of Section 181~~ of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of legal suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)
~~(b)~~          Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	~~(c)~~ Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its sole discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	Lien

(a~~)~~)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder's executors or administrators.

(c)
~~(c)~~          The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder's executors, administrators or assigns.

18.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the ~~Share~~ Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the ~~Share~~ Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	Redeemable Shares

The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20.	Effectiveness and Registration

~~The shares of the Company~~Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the need to provide reasoning for its decision. The shares of the Company, which have been fully paid-up are freely transferable.  No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors, unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) (if such have been issued) and such other evidence of title as the Board of Directors may ~~reasonably~~ require.  Until the transferee has been registered in the ~~Share~~ Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.	~~of Registration~~

The Board of Directors may, in its discretion to the extent it deems necessary, close the ~~Shareholder~~ Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the ~~Shareholder~~ Register is so closed.

~~22.~~	~~Record Date for Notices of General Meetings and Other Action~~

~~Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to notice of, or to vote at, any Annual or Special General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix a record date, which shall not be more than forty (40) (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.~~

TRANSMISSION OF SHARES

~~23.~~ 22.	Decedents' Shares

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article ~~23~~22 (b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

~~24.~~ 23.	Receivers and Liquidators

(a)
The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)
The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

24.           Register of Shareholders

(a)
The Company shall keep a Register (as defined in this Article 24(a)) in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles.  In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the shareholders, the number of shares held by each shareholder and the amount paid or the amount to be considered as paid on the shares of each shareholder;

(ii)	The day each person was registered in the Register as a shareholder;

(iii)	The amounts called, if any, that are due on the shares of each shareholder; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

For the purposes of these Articles the "Register" means the principal register of shareholders of the Company, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(b)
The principal register shall be kept at the registered office of the Company for the time being (the "Office") and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any shareholder free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)
The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

GENERAL MEETINGS

25.	Annual General Meeting

(a)
An ~~Annual~~annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding ~~Annual~~ annual General Meeting) and at such place either ~~within or without~~in the State of Israel or abroad as may be determined by the Board of Directors. Such meetings shall be called "Annual General Meetings".

(b)
Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive ~~the Financial Statements~~and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the Directors and auditors, to appoint the Company’s auditors and to ~~fix their remuneration and to~~ transact any other business which under these Articles or the Companies Law ~~are to~~may be transacted at a ~~General Meeting~~general meeting of shareholders.

26.	Special General Meetings

(a)
~~(a)          All General Meetings~~All general meetings of shareholders of the Company other than Annual General Meetings shall be called "Special General Meetings." A general meeting of shareholders of the Company whether it is an Annual General Meeting or a Special General Meeting, will be referred to as a "General Meeting".

(b)
~~(b)~~          The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, ~~within or out of~~in the State of Israel or abroad, as may be determined by the Board of Directors.

(c)
~~(c)~~          The Board of Directors shall be obligated to convene a Special General Meeting ~~at such time and place, within or without the State of Israel, as may be determined by the Board of Directors~~, upon requisition in writing in accordance with the Companies Law~~.~~ , at such time and place,  in the State of Israel or abroad, as may be determined by the Board of Directors. .

27.	Notice~~Convening of General Meetings; Omission to Give Notice~~

~~(a)          Not less than twenty-one (21) days' prior notice, or thirty-five (35) days' prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting.  Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, as well as any other information required by the Companies Law or any regulation promulgated thereunder, said notice to be given to all shareholders who will be entitled to attend and vote at such meeting and delivered or publicized in any manner permitted under the Companies Law.  Anything therein to the contrary notwithstanding, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.~~

~~(b)          The accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting.~~

(a)      The Company shall not be required to deliver or serve notice ('Hodaa') of General Meetings or of any adjournments thereof to any shareholder.

(~~c)~~
         ~~Notwithstanding anything to the contrary in this Article 27,~~ b) Without derogating from the provisions of Article 27(a) above, and subject to ~~any~~ applicable law and stock exchange rules ~~or regulations, notice by the Company of a General Meeting which is published in two daily newspapers in Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, U.S.A. or in one international wire service~~and regulations, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company, such as posting a notice on the Company's website, filing an appropriate periodic report with the United State Securities and Exchange Commission (the "SEC"), by publishing on one or more international wire services or in one or more newspapers and any such publication shall be deemed to have been duly made, given ~~on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside Israel.~~ and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion.The date of publication ~~of a notice~~in respect of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

                ~~(d~~(c)         Any shareholder or shareholders, holding at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future. In addition, subject to the Companies Law, the Board of Directors may include such subject in the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

28.	Record Date for General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or to take or be the subject to, any other action, the Board of Directors may  determine a record date, which shall not be more than forty (40) days (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to vote at a meeting shall apply to any adjournment of the meeting; provided however, that the Board of Directors may determine a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

PROCEEDINGS AT GENERAL MEETINGS

~~28.~~ 29.	Entitlement to Notice; Participation

~~(a)          Notice shall be given to all~~Only shareholders ~~registered in the Company’s Share Register.~~

~~(b)          The Board of Directors shall set a record date, which date shall comply with the requirements of the Companies Law.  Shareholders~~ of record, as set forth in the ~~Company’s Share~~ Register, on the ~~day~~record date determined by the Board of Directors ~~and set forth in the notice of General Meeting~~pursuant to Article 28  above shall be entitled to participate in and vote ~~in the~~at a General Meeting.

~~29.~~ 30.	Quorum

(a)
Two or more shareholders (not in default in payment of any sum referred to in Article ~~35~~37 (a) hereof), present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (~~331~~33 1/3%) or more of the voting power of the Company, shall constitute a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present ~~when~~at the commencement of the meeting ~~proceeds to business~~.

(b)
If withinhalf an hour from the time appointed for the ~~meeting~~General Meeting a quorum is not present, the ~~meeting, if convened upon requisition under Article 26(c), shall be dissolved, but in any other case~~ General Meeting, if convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the Directors then in office or directly by such shareholders or Directors, shall be cancelled.  Otherwise, if a General Meeting is called and no quorum is present within half an hour from the time appointed for such General Meeting, it shall stand adjourned to the same day in the ~~next~~following week, at the same time and place~~,~~ or to such other day ~~and at such~~, time and place as the ~~Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of~~Directors may determine and specify in the publication with respect to the General Meeting. It shall not be necessary to give notice of or publicize such adjournment..  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person, by proxy or by proxy card, shall constitute a quorum.

(c)	The Board of Directors may determine,~~in~~at its sole discretion, the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) of the Companies Law.

~~30.~~ 31.	Chairman

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting ~~or is unwilling to act as Chairman, the shareholders~~, those present at the meeting shall choose someone ~~of their number to~~presentto be Chairman of the meeting.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

~~31.~~ 32.	Adoption of Resolutions at General Meetings

(a)
Except with respect to matters which require the approval of a special majority under the Companies Law (but including with respect to matters which would require a special majority under the Companies Law due only to the Company's status as a company that was incorporated prior to the effective date of the Companies Law), all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy or by proxy card, and voting thereon.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.  The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot.  The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.  All votes properly tendered by proxy card, as set forth in Article ~~33~~37 (c)(iii), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by ~~secret~~written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

~~32.~~ 33.	Manner of the Meeting

The Board of Directors may, ~~in~~at its ~~absolute~~sole discretion, resolve to enable persons entitled to attend a ~~general meeting~~General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the ~~general meeting~~General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the ~~general meeting~~General Meeting is satisfied that adequate facilities are available throughout the ~~general meeting~~General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

~~33.~~ 34.	Resolutions in Writing

~~A~~ Subject to applicable law, resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, email or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

~~34.~~ 35.	Power to Adjourn

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give any notice of an adjournment,~~unless~~however, if the meeting is adjourned for thirty (30) days or more ~~in which event notice thereof shall be given in the manner required for the meeting as originally called~~, the Company shall publicize the adjournment and the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting.

~~35.~~ 36.	Voting Power

Subject to the provisions of Article ~~36~~37 (a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote ~~hereon~~thereon is conducted by a show of hands, by written ballot or by any other means.

~~36.~~ 37.	Voting Rights

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b)
A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any meeting of the Company or execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)	Any shareholder entitled to vote may vote in one of the following manners:

(i)	personally;

(ii)	by proxy (who need not be a shareholder of the Company);

(iii)	by proxy card, provided it is completed and returned to the Company’s offices in accordance with its terms; or

(iv)	if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article~~36~~37 (b).

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy or by proxy card, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names~~stand~~appear in the ~~Share~~ Register.

~~37.~~ 38.	Proxies; Instrument of Appointment

(a)	The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ____________ (Name of Shareholder)  of __________ (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint ______________ (Name of Proxy) of ____________ (Address of Proxy) as my proxy to participate and vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

____________

(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman of the meeting or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)
The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its ~~Registered~~ Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than ~~two~~twenty four (~~2~~24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(c)
Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its ~~Registered~~ Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(d)
A vote cast pursuant to an instrument appointing a proxy or by proxy card shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a ~~writing, oral~~written or, verbal notification to the Chairman, or otherwise.

(e)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article ~~37~~38 (~~b~~e) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article ~~37~~38 (~~b~~e) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person ~~or vote~~ of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article ~~37~~38 (~~b~~e) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

~~38.~~ 39.	Powers of Board of Directors

(a)
General. The Board of Directors shall determine the Company's policies, oversee the activities of the chief executive officer (the "Chief Executive Officer"), and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred ~~upon~~ by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article ~~38~~39 shall be subject to the provisions of the Companies Law and ~~of~~ these Articles.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or ~~redesignate~~re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may deem fit from time to time ~~think fit~~.

~~39.~~ 40.	Exercise of Powers of Directors

(a)
A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors presentand entitled to vote when such resolution is put to a vote and voting thereon.

(c)
~~The Board of Directors is authorized to adopt any resolution without an actual meeting, provided that all~~A resolution in writing signed by all of the Directors or members of a Committee of the Board of Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors)  or to which all of such Directors have agreed in writing or given their consent (by ~~telephone, e-mail, facsimile, letter or otherwise) to the adoption of such resolution.  In the event of the adoption of a resolution pursuant to this Article 39(c),~~ letter, telegram, telex,  facsimile, email or their oral consent by telephone (provided that in such event, a written summary thereof has been approved and signed by the Chairman of the Board ~~shall state in the minutes the manner in which each Director voted on the resolution and the fact that all directors consented to the adoption of the resolution without the convening of a meeting.~~ of Directors of the Company)) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors  or any committee thereof duly convened and held.

~~40.~~ 41.	Audit Committee

(a)
The Board of Directors shall appoint an Audit Committee (all of whose members must be Directors) comprised of at least three Directors, including all of the~~Outside~~External Directors.  The composition of the Audit Committee shall be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b)	The duties of the Audit Committee shall be as provided by applicable law and shall include:

(i)
to detect any deficiencies in the business management of the Company, by among other things consulting with the Company’s~~Internal Auditor~~internal auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii)	to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

~~41.~~ 42.	Delegation of Powers

(a)
Subject to ~~Section 112 of~~ the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors, at least one of which must be an ~~Outside Director)~~ External Director), including the authority to approve transactions that are not "extraordinary transactions" (as defined in the Companies Law), pursuant to Sections 270(1) and 271 of the Companies Law, and it may from time to time revoke such delegation or alter the composition of any such committee.  Any ~~Committee~~committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article~~56,~~ 55 below, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may ~~think~~deem appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it ~~thinks~~deems appropriate.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it ~~thinks~~deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may ~~think~~deem fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in ~~him~~them.

~~42.~~ 43.	Number of Directors

(a)
The number of~~members of the Board of~~ Directors (including ~~Outside~~External Directors) shall be determined, from time to time, by the Annual General Meeting, provided that the Board of Directors of the Company shall consist of ~~not~~no less than five (5) ~~directors~~Directors and ~~not~~no more than fourteen (14) Directors.

(b)
The requirements of the Companies Law applicable to~~Outside~~External Directors shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent.

~~43.~~ 44.	Election, Appointment and Removal of Directors

(a)
The Directors shall be elected and dismissed by~~the holders of~~ a simple majority of the ~~shares~~voting power present and voting at an Annual General Meeting, provided however that any vote to appoint or dismiss an ~~Outside~~External Director shall be in accordance with and satisfy the requirements of ~~Section 239 or Section 246, as the case may be, of~~ the Companies Law.  Subject to the maximum number of Directors provided for in Article ~~42~~43 above, between ~~annual meetings~~Annual General Meetings, the Board of Directors shall be empowered to appoint ~~directors~~Directors, other than ~~Outside~~External Directors, by a majority vote of the ~~directors~~Directors then in office.

(b)
~~All~~ Directors elected at an Annual General Meeting, except ~~Outside~~External Directors, shall ~~retire at~~hold office until the end of the Annual General Meeting ~~of the Company~~ ,  immediately following the Annual General Meeting at which they were elected~~, subject to the provisions of sub-article 43(d) below.  The term of office of Outside~~ and until their successors have been duly elected or until any such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. Directors appointed by the Board pursuant to Article 44(a) above, shall hold office until the end of the immediately following Annual General Meeting or until such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. The term of office of External Directors shall be in accordance with and as provided in the Companies Law.

(c)
~~A retiring Director shall be eligible for re-election, provided that Outside Directors shall only be entitled to re-election as provided in the Companies Law.~~ Subject to applicable law, a Director who has ceased to hold office shall be eligible for re-election or re-appointment.

~~(d)~~
~~If at any Annual General Meeting, the places of the vacating directors are not filled, the meeting shall stand adjourned until the same day in the next week at the same time and place, and if at the adjourned meeting the places of the vacating Directors are, again, not filled, the vacating Directors shall be deemed to have been re-elected at the adjourned meeting.  In any event, a retiring director shall remain in office until a new director has been elected or appointed in his or her place.~~

(d)
The term of office of a Director (including an External Director) will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed by the Board pursuant to Article 44(a) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.

(e)
Notwithstanding anything to the contrary in this Article ~~43,~~ 44, the shareholders may, at any time, by a resolution adopted by a simple majority of the voting power present and voting at a Special General Meeting, discharge from office any ~~member of the Board of Directors (provided that with respect to Outside Directors, the dismissal is effected in accordance with Section 246 of the Companies Law) and/or to~~Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting and/or appoint a ~~member to the Board of Directors~~Director (provided that with respect to ~~Outside~~External Directors, the requirements of ~~Section 239 of~~ the Companies Law are satisfied).

~~44.~~ 45.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or, subject to applicable law, by reason of his having served as a Director in the past~~, subject to Sections 240 and 245 of the Companies Law with respect to Outside Directors~~.

~~45.~~ 46.
Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and~~, pending the filling of any vacancy pursuant to the provisions of Article 43, may temporarily~~ may fill any such vacancy in accordance with Article 44(a); provided, however, that if they number less than a majority of the minimum number provided for pursuant to Article ~~42~~43 hereof or if the number of ~~Outside~~External Directors ~~drops~~falls below two, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the minimum number of Directors provided for pursuant to Article ~~42~~43 hereof, or at least two ~~Outside~~External Directors, as the case may be, are in office as a result of said meeting.

~~46.~~ 47.	Vacation of Office

(a)
The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)
The Company ~~will~~shall be entitled, at any time, ~~by resolution of the shareholders at a Special General Meeting,~~ to discharge from office any Director~~, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting.  The power granted by this sub-article shall not apply to Outside Directors, unless such discharge is effected in accordance with Section 246 of the Companies Law.~~ subject to and in accordance with Article 44(e),

(c)
 The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) ~~such Director's death, (ii) such Director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such Director is removed by a court of law in accordance with Section 233 of the Companies Law, (iv) such Director becomes legally incompetent, or (v) such Director is declared bankrupt, or (vi) if such Director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.~~ his death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto; (ii) should he be declared to be legally incompetent; (iii) should he be declared bankrupt; (iv) should he resign his office by notice in writing to the Company; or (v) as otherwise provided in the Companies Law.

~~47.~~ 48.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a ~~member of the Board of Directors~~Director or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

~~48.~~ 49.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Office Holder (as such term is defined in the Companies Law) in which contract or business such Office Holder has a personal interest, directly or indirectly; and may enter into any contract ~~of~~or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

~~49.~~	~~Intentionally left blank.~~

~~50.~~	~~Intentionally left blank.~~

PROCEEDINGS OF THE BOARD OF DIRECTORS

~~51.~~ 50.	Meetings

(a)
The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors~~think~~deem fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all of the other Directors participating in such meeting.

(b)
The Chairman of the Board of Directors may convene a meeting of the Board of Directors, but not less than ~~two (2) days' written~~twenty four  (24) hours notice shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting.  The notice of meeting shall include the agenda of the meeting.  Notice of the meetings of the Board of Directors ~~shall~~may be given orally, by telephone, or be sent to each Director in any other reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c)
Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than ~~two (2) days' written~~twenty four  (24) hours notice as aforesaid shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting:

(i)	upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)
upon the receipt of a written request from any Director requesting that a meeting be ~~adjourned~~convened and stating that he or she has learned of an alleged violation of the law or of proper business procedure by the Company.

(iii)	upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)	upon the receipt of a written ~~request~~notice from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

~~(d)          A resolution in writing signed by all of the Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee, and in the absence of such determination by the Chairman of the Board of Directors)  or to which all of such Directors have given their consent (by letter, telegram, telex, facsimile, email or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.~~

~~52.~~ 51.	Quorum

(a)
Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting (as conclusively determined by the Chairman of the Board of Directors).

(b)
If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that ~~not less than two (2) days' written~~prior notice as aforesaid shall have been provided to each of the Directors of such meeting.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) ~~members~~Directors present in person shall constitute a quorum.

(c)
Notwithstanding anything to the contrary in this Article ~~52,~~ 51, the quorum for purposes of discussing and resolving upon the termination or suspension of the services of the ~~Internal Auditor~~internal auditor of the Company shall be a majority of the Directors then in office.

~~53.~~ 52.	Chairman of the Board of Directors

The Board of Directors ~~may~~shall from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within fifteen (15) minutes of the time ~~fixed~~scheduled for the meeting, ~~or if the appointed Chairman is unwilling to take the chair,~~ the Directors present shall choose one of their number to be the chairman of such meeting.  The Chief Executive Officer of the Company shall not serve as the Chairman of the Board of Directors, and the Chairman of the Board of Directors shall not be granted authorities of the Chief Executive Officer, unless such appointment, or grant, as the case may be, is approved by the shareholders in a General Meeting in accordance with Section 121(c) of the Companies Law.  The office of Chairman shall not entitle such Director to a second or casting vote.

~~54.~~ 53.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

~~55.~~ 54.	Minutes

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose and shall be held by the Company at its principal place of office or its ~~Registered~~ Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereby.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

~~56.~~ 55.	Chief Executive Officer

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b)
The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)
The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

(d)
Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders, and the terms and conditions of such Office Holders' employment.  The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

INTERNAL AUDITOR

~~57.~~ 56.	Internal Auditor

The Board of Directors shall, subject to and in accordance with the provisions of the Companies Law, appoint an internal auditor pursuant to a recommendation of the Audit Committee.  ~~The following persons shall not serve as the Internal Auditor of the Company: (i) any Interested Party of the Company; (ii) any Office Holder of the Company; (iii) any relative of either of the foregoing; and (iv) the Company’s independent auditor(s) or anyone on their behalf.~~

EXEMPTION, INDEMNIFICATION AND INSURANCE

~~58.~~ 57.	Indemnity and Insurance

~~58.1~~57.1
Insurance~~:~~ . Subject to the provisions of ~~any~~the Companies Law, the Company may enter into ~~a contract~~contracts to insure ~~against~~ the liabilities of its Office Holders for ~~an obligation imposed on an Office Holder in consequence of an act  done by the Office Holder in his capacity as an~~any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office ~~Holder~~Holders of the Company~~, in~~ , to the fullest extent permitted by law, including in respect of any liability imposed on any Office Holder with respect to any of the following ~~cases~~:

(a)	A breach of the duty of care owed to the Company or to any other person;

(b)
A breach of the ~~fiduciary~~ duty of loyalty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not ~~injure~~prejudice the interests of the Company;

(c)	~~A monetary liability~~Monetary liabilities or obligations imposed on him in favor of another person;

(d)
A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(e)
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the "Restrictive Trade Law"), including reasonable litigation expenses, including attorney's fees.

~~58.2~~57.2
Indemnification. Subject to the provisions of the Companies Law, ~~including the receipt of all approvals as required therein or under any other applicable Law,~~ the Company may indemnify any of its Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by ~~the Companies Law~~ law, including, as follows:

(a)	retrospectively; and

(b)
undertake in advance to indemnify the Office Holders ~~with respect to liabilities or expenses, imposed on such Officer or incurred by him in consequence of an act which he has performed by virtue of being an Officer, as listed below~~ to the fullest extent permitted by law, including, as follows:

(i)
~~A~~for any monetary ~~obligation~~liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment ~~given in settlement~~ or ~~a court-approved arbitration award, provided that the undertaking to indemnify will be limited to: (1) those categories of events which the Board resolves that in its opinion can be foreseen at the time the undertaking to indemnify is given in light of the Company’s then current activities; and (2) such amounts or criteria which the Board sets as reasonable under the circumstances;~~ an arbitrator's decision approved by a court;;

(ii)
for any payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(~~ii~~iii)
~~Reasonable~~for reasonable litigation expenses, including attorney’s ~~legal~~ fees, ~~actually paid~~incurred by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and ~~that resulted~~which was concluded without filing  of an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or ~~that resulted~~which was concluded without filing of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require ~~the~~ proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) “a proceeding that ~~ended~~concluded without filing an indictment in a matter in respect of which an investigation was conducted”; and (ii) “financial obligation in lieu of a criminal proceeding”, shall have the meanings specified in Section 260(a)(1A) of the Companies Law~~.~~ ;

~~(iii)~~
~~Reasonable litigation costs, including attorney’s legal fees incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge of which the Office Holder is acquitted, or in a criminal charge of which the Office Holder is convicted of an offense that does not require proof of criminal intent.~~

(iv)
for reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent.

(v)	for expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney's fees.

(vi)	for any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 57.2(b)(i) above is limited to types of occurrences, which in the opinion of the Board of Directors, in light of the Company's actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company's actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the circumstances.

~~58.3~~57.3
Exemption of Office Holders. Subject to the provisions of the Companies Law, the Company may ,to the fullest extent permitted by law, exempt and release its Office Holders, including in advance ~~for~~, from and against all or ~~any~~part of such Office Holders’ liability for ~~damage in consequence of a breach of the duty of care vis-à-vis the Company, other than for~~ monetary or other damages due to, or arising or resulting from, a breach of their  duty of care ~~stemming from a Distribution (as such term is defined in the Companies Law) and for a willful or reckless breach of duty of care, excluding a breach of duty of care due to negligence~~to the Company.. The Directors of the Company are released and exempt from any and all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

~~58.4~~57.4
The provisions of this Article ~~58~~57 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in ~~favour~~favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

57.5
The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company's obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

RIGHTS OF SIGNATURE and RUBBER STAMP

~~59.~~ 58.	Rights of Signature and Rubber Stamp

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company and to further delegate such signatory powers, and the acts and ~~signature~~signatures of such person(s) on behalf of the Company, ~~together with the Company's rubber stamp or the Company's name in print or handwriting,~~ shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b) The Company shall have at least one official rubber stamp.

DIVIDENDS

~~60.~~ 59.	Declaration of Dividends

(a)
Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

(b)           No dividend shall be paid otherwise than out of the profits of the Company.

~~61.~~ 60.	Amount Payable by Way of Dividends

(a)
Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b) No dividend shall carry interest ~~as~~ against the Company.

~~62.~~ 61.	Payment in Specie

(a)
A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

(b)
Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

~~63.~~ 62.	Implementation of Powers under Articles ~~61~~60 and ~~62~~61

For the purpose of giving full effect to any resolution under Articles ~~62~~60 or ~~64,~~ 61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates or make payment in lieu of fractional shares in an amount determined by the Board of Directors, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

~~64.~~ 63.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

~~65.~~ 64.	Retention of Dividends

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles ~~23 or 24,~~ , entitled to become a shareholder, or which any person is, under ~~said~~these Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

~~66.~~ 65.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company as a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a ~~like~~ period of three (3) years from the date the same were payable, shall be forfeited and shall revert to the Company; provided~~,~~ however, that the Board of Directors may, at its sole discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

~~67.~~ 66.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may ~~by~~direct in writing ~~direct~~.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

~~68.~~ 67.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

~~69.~~ 68.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the ~~Registered~~ Office of the Company, or at such other place or places as the Board of Directors may ~~think~~deem appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

~~70.~~ 69.	Fiscal Year

The Company's fiscal year shall commence on January 1st and end on the following December 31st.

~~71.~~ 70.	Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

~~72.~~ 71.	Auditors

(a)
The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting.  Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. The shareholders of the Company may remove the independent auditor(s) at any time.

(b)	The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)
The Board of Directors shall determine the remuneration of the independent auditor(s), ~~or shall delegate such authority to the Audit Committee,~~ and shall report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

~~73.~~ 72.	Donations

The Company shall be entitled to donate reasonable amounts to a cause, which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

~~74.~~ 73.	Notices

(a)
~~Any written~~Without derogating from Article 27 above or Article 73(j) below, any notice or ~~other~~ document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the ~~Share~~ Register or such other address as such shareholder may have designated in writing for the receipt of notices and ~~other~~ documents.  Any ~~written~~ notice or ~~other~~ document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the ~~principal office of the Company~~Office or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its ~~Registered Address~~Office.  Any such notice or ~~other~~ document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided~~,~~ however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article ~~74~~73 (a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the ~~Share~~ Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
~~(c)~~           If requested by the Company, each shareholder shall provide the Company with the shareholder's full street and mailing address, as well, if available, with facsimile number and email address. ~~Any~~Without derogating from Article 27 above, any shareholder whose address is not described in the ~~Share~~ Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

(e)
Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period.

(f)	Service of notice to a relative of a shareholder living at the same address with him will be deemed service to such shareholder.

(g)
Subject to applicable law, any shareholder, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

(h)
Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

(i)
It shall not be necessary to set forth in detail in any publication as provided for in Article 27(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

(j)
Notwithstanding anything to the contrary contained herein, the Company may give notice to any shareholder by posting a notice on the Company's website, filing an appropriate periodic report with the SEC, by publishing on one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company and the date of such posting, filing or other publication shall be deemed the date on which such notice has been served upon such shareholder. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

(k)
The accidental omission to give notice to any shareholder pursuant to any applicable law or these Articles or the non-receipt of any such notice by any shareholder entitled to receive notice shall not invalidate any action, transaction, resolution or proceedings taken by the Company and/or at or by any General Meeting.

WINDING UP

~~75.~~ 74.	Winding Up

Subject to the rights of the holders of shares with ~~special~~limited or preferred rights as to liquidation, if the Company ~~be~~is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the ~~respective percentage holdings of all of the Ordinary Shares (assuming for purposes of this calculation, the conversion of any other class of shares into Ordinary Shares)~~ amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

Exhibit B

Compugen Ltd.

Compensation Policy for Directors and Officers

1.	General

This Compensation Policy outlines the philosophies and principles pursuant to which Compugen Ltd. (the “Company”) will compensate its directors, chief executive officer (“CEO”) and other “office holders”, as such term is defined in the Israeli Companies Law, 5759-1999 (“Office Holders” and the “Companies Law”, respectively).

This Compensation Policy is intended to meet the requirements of applicable law, including Amendment No. 20 to the Companies Law, which became effective on December 12, 2012, and will be periodically reviewed by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee” and the “Board”, respectively) and the Board in order to ensure that the provisions hereof and their implementation meet legal requirements and the Company’s business needs.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

The term “officer”, as used in this Compensation Policy, includes all Office Holders other than directors. However, to the extent the chairman of the Board is an active chairman (an “Active Chairman”), as is the case as of the date of adoption of this Compensation Policy, or to the extent there are other directors who also hold management positions (each a “Management Director”), the term “officer” shall also refer to such Active Chairman or other Management Directors.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.	Philosophy and Objectives

The Company’s Compensation Policy is structured to attract and retain highly qualified professionals and align their interests with shareholder interests, while maintaining fair and reasonable base pay levels, taking into account the Company’s size and nature of its activities, and ensuring that the Company’s Office Holders are not incentivized to take excessive risks that may be detrimental to shareholder value in the long-term.

Taking into account the Company’s nature as a world-wide innovative biotechnology company, in early stages of research and development, the Compensation Policy is also designed to achieve the following:

•	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

•	Incentivize Office Holders to create long-term economic value for the Company.

•	Create a clear line-of-sight between officers’ compensation and both Company-wide and individual performance.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

3.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary

b.	Cash Bonuses

c.	Equity-based Compensation

d.	Benefits and Perquisites

e.	Termination Payments

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

The “mix” of the elements that will be provided to each officer will be structured in order to compensate officers for Company-wide and individual performance and align their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer and the fact that given its nature as a world-wide innovative biotechnology company, in early stages of research and development, the Company may, from time to time, see fit to incentivize its officers to pursue innovative thinking, persistent drive to success and riskier strategies, which may create long-term economic value for the Company.

Accordingly, the actual compensation mix during any given period may deviate substantially from any previous or subsequent period and significantly, cash bonuses and/or equity-based compensation may not be granted at all during certain periods.

3.1.	Determining Officers’ Compensation

When determining officers’ compensation, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

•	The officer’s position, scope of responsibility and business challenges.

•	The officer’s skills, professional experience, education and qualifications.

•	The officer’s performance results and accomplishments.

•	The officer’s previous compensation arrangements and seniority.

•	Paying officers equitably relative to one another based on their position, responsibilities, location, education, experience, qualifications, performance results and accomplishments.

•
The relationship between the officer’s compensation package and the compensation of the Company’s other employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talent.

3.2.	Base Salary

Base salaries are a fixed compensation element which provides compensation to an officer for performance of his or her duties and responsibilities. Base salaries will be initially negotiated and generally set forth in officers’ employment or service agreements, taking into consideration the matters set forth in Section 3.1 above (Determining Officers’ Compensation), as applicable.

Possible adjustments to officers’ base salaries may be periodically reviewed, considered and approved based on considerations applied for initially determining an officer’s base salary.

Officers may be granted one-time cash and/or equity-based awards upon recruitment or promotion. The total value of such one-time equity based awards (valued at grant, and in cases of equity-based awards paid in cash – valued at payment) shall not exceed 50% of an officer’s annual salary cost multiplied by the vesting period of such awards (in years), and the total value of one-time cash and equity-based awards (valued at grant, and in cases of equity-based awards paid in cash – valued at payment) shall not exceed 200% of an officer’s annual salary cost. The term “annual salary cost”, as used in this Compensation Policy, includes (i) an officer’s annual base salary; (ii) the Company’s contributions to pension/retirement savings (including on account of severance), study fund, social security and health insurance; (iii) car or travel related expenses; (iv) cellular phone and (v) recreation/convalescence pay.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

3.3.	Cash Bonuses

Officers may be granted annual, ad hoc and/or special cash bonuses (“Annual Cash Bonuses”, “Ad Hoc Cash Bonuses” and “Special Cash Bonuses”, respectively), subject to the provisions set forth below.

3.3.1.	Annual Cash Bonuses

Annual Cash Bonuses are designed to promote the Company’s business results, strategy and work-plan, from a long-term perspective, by rewarding its officers for achieving the Company’s goals and for their individual performance.

The parameters for payment of the Annual Cash Bonus, as well as any relevant criteria may be determined in employment or service agreements, and may also be determined with respect to one year or more.

To the extent not otherwise determined, subsequently or concurrently with the approval of the budget with respect to any calendar year, the Company shall determine, to the extent required to do so by the Companies Law, following recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of the Board and with respect to the Active Chairman and any other Management Directors, if any, following recommendation of the chairman of the Compensation Committee), each officer’s target and maximum Annual Cash Bonus, as well as each officer’s objectives and related weights, including applicable thresholds and the formula for calculating the Annual Cash Bonus with respect to such year.

Objectives: between 40% and 60% of the Annual Cash Bonus will be based on Company-wide performance (e.g., commercialization agreements, product development milestones and operating results) (“Company Objectives”) and between 25% and 45% of the Annual Cash Bonus will be based on performance specific to the relevant officer’s area of responsibility (e.g., product discovery, unit efficiency and development of discovery capabilities) (“Individual Objectives”). Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, to the extent required by the Companies Law, there is a clear and measurable index for each goal.

With respect to the CEO, the Active Chairman and any other Management Directors, if any, between 80% and 100% of the Annual Cash Bonus will be based on Company Objectives, due to such persons’ direct line-of sight and impact on Company-wide performance.

The Company may modify the objectives and their related weights and any thresholds during the calendar year in response to special or unaccounted for events.

Discretionary Component: to the extent a larger discretionary component in not permitted by the Companies Law, the Annual Cash Bonus may include a discretionary component of up to 0.6 of an officer’s monthly base salary, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, of up to 1 monthly base salary, based on the evaluation of such officer’s supervisors.

Cap: the Annual Cash Bonus of each officer shall not exceed 3 monthly base salaries, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 5 monthly base salaries.

The Company may determine that with respect to any specific year, all or any particular officer or officers shall not be entitled to an Annual Cash Bonus.

3.3.2.	Ad Hoc and Special Cash Bonuses

In addition to the Annual Cash Bonus, an officer may be granted Ad Hoc and/or Special Cash Bonuses for special contributions, achievements or assignments. Such bonuses are intended to enable the Company to adapt to unexpected or unaccounted for events or occurrences and to strengthen the Company’s ability to compete in a dynamic business environment.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

3.3.2.1.	Ad Hoc Cash Bonuses

The objectives, thresholds (if any), maximum amount and method of calculation will, to the extent required by the Companies Law, be determined for each Ad Hoc Cash Bonus in advance, following the recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of the Board and with respect to the Active Chairman any other Management Directors, if any, following the recommendation of the chairman of the Compensation Committee). Notwithstanding the foregoing, unless a larger discretionary component is permitted by the Companies Law, up to 20% of an officer’s Ad Hoc Cash Bonus may be discretionary, based on the evaluation of his or her supervisors.

3.3.2.2.	Special Cash Bonuses

The Company may grant an officer a Special Cash Bonus for special achievements, based on discretion, provided that, unless a larger discretionary component is permitted by the Companies Law, the aggregate value of such officer’s variable compensation based solely on discretion will not exceed the greater of: (i) two monthly base salaries; and (ii) 20% of such officer’s total variable compensation.

3.3.2.3.	Cap

The maximum amount of all Ad Hoc Cash Bonuses and Special Cash Bonuses paid to an officer with respect to any calendar year, will not exceed 3 monthly base salaries, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 5 monthly base salaries.

3.4.	Equity-based Compensation

Equity-based compensation is generally designed to align officers’ interests with the long-term interests of shareholders and to incentivize officers to create long-term economic value for the Company.

Considering its nature as a world-wide innovative biotechnology company, in early stages of research and development, it is the Company’s view that its officers should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company, and therefore, stock options are currently appropriate key equity-based compensation vehicle.

In the future, the Company may offer various other types of equity-based compensation vehicles (e.g., performance shares, restricted shares, restricted share units, performance share units, phantom shares, etc.), as well as a mix between such vehicles. When determining the types of equity-based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity-based awards then available to the Company and the balance between aligning officers’ and shareholders’ interests and the Company’s risk management policy at the time.

Equity-based awards will generally be granted on an annual basis. In certain circumstances, awards may be made on an ad hoc basis.

The passage of time will generally be a sufficient criteria for the vesting of equity-based awards, but additional criteria may be determined, whether generally or with respect to specific grants, specific individuals or otherwise.

Equity-based awards will be granted pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to the availability thereunder, and generally on the terms provided for therein and as determined by the Company, provided that any equity-based award to officers must generally vest over several years (e.g., 2-4 years), but no less than a minimum period of one year, from the date of grant and shall include a maximum exercise period of ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

The Company shall have the discretion to provide, generally or for specific officers, for the accelerated vesting of equity-based awards upon a change of control of the Company or upon termination of service or employment of the officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant.

In addition, in no event shall the aggregate value of annual and ad hoc equity-based awards (not including equity-based awards upon recruitment or promotion) granted to an officer during any calendar year exceed, calculated as of the date of their grant (and in cases of equity-based awards paid in cash – at the date of their payment), 150% of such officer’s annual salary cost, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 200% of the annual salary cost.

The Company may from time to time consider determining a cap for the exercise value of equity awards.

3.5.	Benefits and Perquisites

Benefits and perquisites are designed to supplement cash and equity compensation and provide officers with additional terms generally acceptable in the workforce, in order to enable the Company to attract and retain qualified people in a competitive market. In addition, certain benefits and perquisites (e.g., pension, vacation and sick pay) are mandated by applicable law.

The cost to the Company of all benefits and perquisites (other than the cost of termination related benefits which are dealt with separately below and the cost of benefits associated with relocation) to any particular officer that are not mandated by law shall not exceed with respect to any particular calendar year, 30% of such officer’s annual salary cost.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as travel, housing and shipping allowances, healthcare and children’s education) and may exceed 30% of the officer’s annual salary cost.

3.6.	Termination Payments

Termination payments are generally intended to comply with applicable laws and to provide compensation to officers in the event of termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

Termination payments may be provided for in employment or service agreements. When determining termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Termination payments the Company may provide for include, but are not limited to, one or more of the following:

•
Notice period: advance notice of termination period, not to exceed 3 months, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 6 months. During the notice period, officers will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•
Change of Control: change of control events, such as mergers and acquisitions, may expose the Company and its officers to a great deal of uncertainty. By providing its officers with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its officers, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide for the payment of up to 6 monthly base salaries to officers in the event their service or employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

•
Severance payment: the greater of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, and the amount accumulated in an officer’s pension fund and/or managers insurance and/or provident fund.

•
Discretionary (including adaptation) payments: in special cases, up to 3 monthly base salaries, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 6 monthly base salaries.

4.	Non-management Directors

Directors who do not hold any management position with the Company, including the chairman of the Board, to the extent he or she is not an Active Chairman, and including external directors and other independent directors, if any, pursuant to the Companies Law, are referred to herein as “Non-management Directors”.

The Company aims to provide reasonable and fair compensation to its Non-management Directors, taking into account the Company’s business environment and its values of integrity, equality and fairness.

With respect to external directors and in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), compensation of the Company’s external directors may be determined relative to that of “other directors”, as defined in the Compensation Regulations, and may include equity-based compensation.

Non-management Directors’ compensation will be comprised of the following:

a.
Annual Fee: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

b.
Per-meeting Fee: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

c.
Fixed Annual Equity Grant: annual equity-based grant, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. Such annual equity-based grant is intended to align Non-management Directors’ interests with the long-term interests of the Company’s shareholders. Equity-based grants shall be pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder and generally on the terms provided for therein. Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Non-management Directors will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route.

Applicable value added tax will be added to the above compensation in accordance with applicable law.

Directors will also be entitled to reimbursement of expenses, including for business travel, in accordance with Company policies.

The annual and per-meeting fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual and per-meeting fees based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial per-meeting fees in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to directors to the extent they are “experts”, as defined in the Compensation Regulations.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Non-management Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Non-management Directors’ compensation, the Company will consider, inter alia, Non-management Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

5.	D&O Insurance, indemnification and release

The Company will release all current and future Office Holders from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (the “Articles”).

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders to the maximum extent permitted by law providing for the coverage of up to US$25 million or any other greater amount reasonably determined as appropriate by the Company, and will include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run-off” provisions covering an Office Holder’s liability following termination of service or employment. The CEO, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance.

6.	Recoupment and reduction of Compensation

6.1.	Clawback

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

6.2.	Reduction of Compensation

The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Exhibit C

Form of Indemnification Undertaking and Exemption and Release

______________
______________
______________

Dear Sir/Madam,

You are or have been appointed as a director or other office holder of Compugen Ltd. (the “Company”), and in order to enhance your service to the Company in an effective manner, the Company desires to provide for your indemnification and exemption and release as set forth herein (the "Letter of Indemnification and Exemption"), to the fullest extent permitted by law and the Company's Articles of Association, as shall be in effect from time to time (the “Articles of Association”).

In consideration of your service to the Company, the Company hereby agrees as follows:

1.             The Company hereby undertakes to indemnify you to the fullest extent permitted by law in respect of any act or omission (“action”) taken or made by you in your capacity as a director or other office holder of the Company , as follows:

1.1             for any monetary liability or obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by a court;

1.2             for any payments which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses incurred by you in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorneys’ fees, or in connection with Article D of Chapter Four of Part Nine of the Israel Companies Law, 5759-1999 (the “Companies Law”);

1.3             for reasonable litigation expenses, including attorneys’ fees, incurred by you or which you are ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in a criminal action in which you are acquitted or in a criminal action in which you are convicted of an offense that does not require proof of criminal intent;

1.4             for reasonable litigation expenses, including attorneys’ fees, incurred by you in consequence of an investigation or proceeding instituted against you by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing of an indictment against you and without a financial obligation imposed on you in lieu of criminal proceedings (as such terms are defined in the Companies Law), or which was concluded without filing of an indictment against you but with a financial obligation imposed on you in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a monetary sanction; and

1.5             for expenses incurred by you in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988, including reasonable litigation expenses, including attorneys’ fees.

The above indemnification will also apply with respect to your service as, at the request of the Company, and to any action taken by you in your capacity as, a director, board observer or other office holder of any other entity directly or indirectly controlled by or under common control with, the Company (a “Subsidiary”) or in your capacity as a director, board observer or other office holder of any other corporation in which the Company holds an equity interest (“Affiliate”) and references herein to the Company shall include Subsidiaries and Affiliates where appropriate.

2.             The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1             a breach of your duty of loyalty to the Company, except for a breach of such duty of loyalty while acting in good faith and having reasonable grounds to assume that such act would not prejudice the interests of the Company or as otherwise permitted by law;

2.2             an intentional or reckless breach of the your duty of care to the Company, unless the breach was committed only in negligence;

2.3             an action taken by you with the intent of unlawfully realizing personal gain;

2.4             a fine, monetary sanction, forfeit or penalty imposed upon you; and

2.5             a counterclaim brought by the Company or in its name in connection with a claim or proceeding against the Company initiated or filed voluntarily by you, other than by way of defense or by way of countersuit or third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.             The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), including with respect to any claim against you initiated by the Company or on its behalf, and with respect to items referred to in Sections 1.2, 1.3, 1.4, and 1.5 above, even prior to a court decision, but in any event the Company has no duty to advance payments earlier than four (4) business days following receipt of a written request therefor by you to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent and the applicable appeal period has lapsed. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.             The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or other office holder of the Company provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you while you were a director or other office holder of the Company as aforesaid, and in such capacity.

5.             The indemnification will be limited to the payments and expenses mentioned in Sections 1.2, 1.3, 1.4 and 1.5 above (pursuant and subject to Section 3 above and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above insofar as they result from, or are connected to, events and circumstances set forth in Schedule A hereto, which are deemed by the Company's Board of Directors, based on the current activities of the Company, to be foreseeable as of the date hereof.

6.             The indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed $5,000,000 (Five Million U.S. Dollars), provided that if such amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, such amount shall be allocated to such persons pro rata to the amounts to which they are so entitled.

7.             The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.             Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law, the Articles of Association and under this Letter of Indemnification and Exemption.

9.             The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. Furthermore, by accepting this Letter of Indemnification and Exemption, you assign all rights thereto to the Company. In the event of payment by the Company pursuant to this Letter of Indemnification and Exemption, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all documents required, and shall do everything that may be necessary, to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

10.           In all indemnifiable circumstances, indemnification will be subject to the following:

10.1           You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, however, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings or possible or threatened proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you in connection with your actions as a director or other office holder of the Company.
10.2           Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. In such case, the Company shall pay the fees and expenses of such counsel. The Company shall notify you of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and Exemption and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Letter of Indemnification and Exemption and pursuant to law. This paragraph shall not apply to a proceeding brought by you under Section 10.7 below.

10.3           You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4           Notwithstanding the provisions of Sections 10.2 and 10.3 above, (i) if in a proceeding to which you are a party by reason of your status as a director or other office holder of the Company and the named parties to any such proceeding include both you and the Company, a conflict of interest or potential conflict of interest (including the availability to the Company, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and such other persons, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Letter of Indemnification and Exemption or in the event that the Company or any other person takes any action to declare this Letter of Indemnification and Exemption void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company to represent you in connection with any such matter, and, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, at the expense of the Company.

10.5           If, in accordance with Section 10.2 (but subject to Section 10.4) above, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification and Exemption or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company, or (iv) the Company shall agree to such expenses, in either of which events all reasonable fees and expenses of your counsel shall be borne by the Company.

10.6          The Company will have no liability or obligation pursuant to this Letter of Indemnification and Exemption to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.7           If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to timely determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

11.           The Company hereby exempts and releases you, to the fullest extent permitted by law, from and against any liability for monetary or other damages due to or arising or resulting from a breach of your duty of care, as a director or other office holder, to the Company.

12.           If for the validation of any of the undertakings in this Letter of Indemnification and Exemption any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid; provided that nothing in this Letter of Indemnification and Exemption shall require the Company to amend the Articles of Association.

13.           For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Exemption derogates from the Company’s right (but in no way should the Company be obligated) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without regard to the limitations set forth in Sections 5 and 6 above.

14.           If any undertaking included in this Letter of Indemnification and Exemption is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.           This Letter of Indemnification and Exemption and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without regard to the rules of conflicts of laws and the competent courts in Tel Aviv, Israel will have the sole and exclusive jurisdiction over any dispute arising from or in connection with this Letter of Indemnification and Exemption.

16.           This Letter of Indemnification and Exemption replaces any preceding letter of indemnification or arrangement for indemnification or release and exemption that may have been issued to you by the Company, provided however, that no previous exemption or release given to you from and against any liability for monetary or other damages due to or arising or resulting from, a breach of your duty of care, as a director or other office holder, to the Company shall be adversely affected.

17.           Neither the settlement nor termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

18.           This Letter of Indemnification and Exemption shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. This Letter of Indemnification and Exemption shall continue for your benefit and your heirs', personal representatives', executors' and administrators' benefit after you cease to be a director or other office holder of the Company.

19.           Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Letter of Indemnification and Exemption shall be binding unless executed in writing by each of the parties hereto. In the event of any change, after the date of this Letter of Indemnification and Exemption in any applicable law, statute or rule which expands the right of the Company to indemnify members of its Board of Directors, an officer or other corporate agent, it is the intent of the parties hereto that you shall enjoy by this Letter of Indemnification and Exemption the greater benefits so afforded by such change and such changes shall, to the fullest extent permitted by law, be, ipso facto, within the purview of your rights and the Company’s obligations pursuant to this Letter of Indemnification and Exemption.

20.           No waiver of any of the provisions of this Letter of Indemnification and Exemption shall be deemed or shall constitute a waiver of any other provisions of this Letter of Indemnification and Exemption (whether or not similar), nor shall such waiver constitute a continuing waiver.

21.           All notices and other communications required or permitted under this Letter of Indemnification and Exemption shall be in writing and shall be deemed delivered (i) if mailed, three (3) business days after mailing (unless mailed internationally, in which case it shall be deemed delivered five (5) business days after mailing), (ii) if by air courier, two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, (iv) if sent via facsimile, upon transmission and electronic (or other) confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic (or other) confirmation of receipt, and (iv) if sent by email, on the date of transmission or (if transmitted and received on a non-business day) on the first business day following transmission, except where a notice is received stating that such mail has not been successfully delivered.

This Letter of Indemnification and Exemption is being issued to you pursuant to the resolutions adopted by the Compensation Committee of the Board of Directors of the Company on _______, 2013, by the Board of Directors of the Company on __________ and by the shareholders of the Company on ____, 2013.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours, Compugen Ltd. By: ______________________ Title: ______________________ Date: ___________, 2013

Accepted and agreed to:

Name: ______________________

Date: ____________ 2013

Schedule A

1.
Negotiations, execution, delivery and performance of agreements on behalf of the Company including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

2.	Any claim or demand made related to anti-competitive acts and acts of commercial wrongdoing.

3.	Any claim or demand made related to acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

4.
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company.

5.
Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

6.	Participation and/or non-participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.

7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.

8.
Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Sections 267A and/or 270 of the Companies Law.

9.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

10.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with the United States Securities and Exchange Commission and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

11.
Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

12.	Actions in connection with the financial statements and/or reports of the Company, including the preparation thereof.

13.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

14.
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws.

15.
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

16.	Resolutions and/or actions relating to employment matters of the Company.

17.
Events, pertaining to the employment conditions of employees and to the employer - employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

18.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company.

19.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

20.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

21.
Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

22.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

23.	Actions in connection with the Company’s development, use, sale, licensing, distribution, marketing or offer of products and/or services.

24.
Resolutions and/or actions relating to a merger of the Company, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

25.
Resolutions and/or actions relating to investments in the Company and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

26.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure of the Company, or any of the Company's business operations to comply with any statute, law, ordinance, rule, regulation, order or decree.

27.	Class actions or derivative actions regarding the Company.

28.
Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.